UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)
AFFINION GROUP HOLDINGS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
008294209

(CUSIP Number)
Peter S. Lin
 Intermediate Capital Group, Inc.
600 Lexington Avenue, 24th Floor
 New York, NY 10022
 (212) 710-9650

Copy to:
Kelly J. Labritz
Philipp Tamussino
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018
(212) 841-1000

(Name, Address and Telephone Number of Persons
 Authorized to Receive Notices and Communications)
May 10, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

  CUSIP No. 008294209

1.	NAMES OF REPORTING PERSONS Metro SPV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,809,573 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,809,573 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,809,573 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 19.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

 (1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (none of which are currently exercisable or included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities.

Because requisite approval of the FCA has not been received, the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock and the New Warrants are not included in the total shown above, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP No. 008294209

1.	NAMES OF REPORTING PERSONS ICG Strategic Secondaries II GP LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,809,573 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,809,573 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,809,573 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 19.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (none of which are currently exercisable or included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities.

Because requisite approval of the FCA has not been received, the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock and the New Warrants are not included in the total shown above, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP No. 008294209

1.	NAMES OF REPORTING PERSONS ICG Strategic Secondaries Associates II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,809,573 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,809,573 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,809,573 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 19.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (none of which are currently exercisable or included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities.

Because requisite approval of the FCA has not been received, the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock and the New Warrants are not included in the total shown above, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP No. 008294209

1.	NAMES OF REPORTING PERSONS Intermediate Capital Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,809,573 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,809,573 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,809,573 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 19.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO/IA

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (none of which are currently exercisable or included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities.

Because requisite approval of the FCA has not been received, the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock and the New Warrants are not included in the total shown above, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP No. 008294209

1.	NAMES OF REPORTING PERSONS ICG FMC Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,809,573 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,809,573 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,809,573 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 19.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (none of which are currently exercisable or included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities.

Because requisite approval of the FCA has not been received, the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock and the New Warrants are not included in the total shown above, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

CUSIP No. 008294209

1.	NAMES OF REPORTING PERSONS Intermediate Capital Group plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,809,573 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,809,573 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,809,573 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 19.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 1,751,734 shares of Common Stock and 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant owned by the Reporting Person. The Reporting Person is prevented, pursuant to the Issuer’s Fourth Amended and Restated Certificate of Incorporation, from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent has been obtained from the U.K. Financial Conduct Authority.  Such consent has not been obtained.

On April 18, 2017, the Reporting Person acquired the Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and included above) and Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.

On May 10, 2017, the Reporting Person acquired New Warrants to acquire up to 849,193 shares of Common Stock (none of which are currently exercisable or included above) pursuant to an Investor Purchase Agreement in order to provide the Issuer and certain of its affiliates sufficient funds to consummate a refinancing of their outstanding debt securities.

Because requisite approval of the FCA has not been received, the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock and the New Warrants are not included in the total shown above, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 9,093,330 shares of Common Stock outstanding as of March 30, 2017 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017 and (2) 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant (see Note 1).

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (as amended from time to time, this “Statement”) jointly filed by Metro SPV LLC (the “SPV”), ICG Strategic Secondaries II GP LP (the “Secondaries Fund GP”), ICG Strategic Secondaries Associates II LLC (“Secondaries Associates”), Intermediate Capital Group, Inc. (“ICG, Inc.”), ICG FMC Limited (“ICG FMC”) and Intermediate Capital Group plc (“ICG plc”) (together, the “Reporting Persons”) with the Securities Exchange Commission (the “SEC”) on April 28, 2017, relating to the common stock, $0.01 par value per share (the “Common Stock”), of Affinion Group Holdings, Inc., a Delaware corporation (“Affinion Holdings” or the “Issuer”). Initially capitalized terms used in this Amendment No. 1 that are not otherwise defined herein shall have the same meanings attributed to them in the Statement.  Except as expressly provided herein, all Items of the Statement remain unchanged.
ITEM 1.  SECURITY AND ISSUER
No changes to this Item.
ITEM 2.  Identity and Background.
The second and third paragraphs of Item 2 of this Statement are hereby deleted and replaced with the following text:
This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the beneficial ownership that the Reporting Persons may be deemed to have acquired pursuant to (i) the SPV’s purchase of certain equity securities from a prior investor on April 18, 2017 (the “Purchase”) and (ii) the SPV’s purchase of additional warrants (the “New Warrants”) to acquire up to 849,193 shares of Common Stock on May 10, 2017.
The Purchase included (i) 1,751,7340 shares of Affinion Holdings’ Common Stock, (ii) a limited warrant to acquire up to 462,266 shares of Common Stock on the terms and subject to the conditions set forth in the Limited Warrant to Purchase Common Stock of Affinion Holdings, dated November 9, 2015 (the “Limited Warrant”), (iii) 522 shares of Affinion Holdings’ Class C Common Stock and (iv) 549 shares of Affinion Holdings’ Class D Common Stock.
The New Warrants were acquired pursuant to the Investor Purchase Agreement (as defined below).
The exercise of the Limited Warrant, the conversion of the Class C/D Common Stock, and/or the exercise of the New Warrants, as well as the voting by the Reporting Persons of shares in excess of 19.9% of the issued outstanding Common Stock, is subject to prior consent having been obtained from the U.K. Financial Conduct Authority (the “FCA”), and such consent has not been obtained. Accordingly, the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock and the New Warrants are not included in the total shown on the cover pages above, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable.

ITEM 3.  Source or Amount of Funds or Other Consideration.
Item 3 of this Statement is hereby amended by adding the following text:
On May 10, 2017, the Reporting Persons acquired the New Warrants with funding obtained from the contributed capital of the Investors.
ITEM 4.  Purpose of Transaction.
Item 4 of this Statement is hereby amended and restated as follows:
The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.
 Each Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on April 18, 2017, pursuant to the Purchase, and intends to hold such shares for investment purposes. Except as disclosed in this Item 4, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.
As part of the Purchase, the Reporting Persons acquired ownership of the Limited Warrant to acquire up to 462,266 shares of Common Stock (57,839 shares of which are currently exercisable and reported on this Statement) at an exercise price of $0.01 as well as Class C/D Common Stock representing the right to acquire, upon conversion thereof and payment of the conversion price associated therewith, up to 1,071 shares of Common Stock.
Following the Purchase, on May 10, 2017, the Reporting Persons acquired the New Warrants to acquire up to 849,193 shares of Common Stock at an exercise price of $0.01. The exercise of the Limited Warrant (except with respect to the 57,839 shares of Common Stock reported on this Statement), conversion of the Class C/D Common Stock and/or the exercise of the New Warrants is subject to the prior approval of the FCA, which approval has not yet been received but may be sought in the future.
The SPV has entered into a nominating agreement (the “Nominating Agreement”), dated as of May 10, 2017 with Affinion Holdings pursuant to which the SPV has the right to nominate one director for election to Affinion Holdings’ Board of Directors (the “Board”), subject to the SPV holding at least 8% of the issued and outstanding Common Stock and a second director subject to the SPV holding at least 16% of the outstanding Common Stock. Christophe Brown, Managing Director of ICG Strategic Secondaries Advisors LLC, is the SPV’s first nominee under the Nominating Agreement. The SPV will notify Affinion Holdings of its second nominee.
ITEM 5.  Interest in Securities of the Issuer.
Paragraph (b) of Item 5 of this Statement is hereby amended and restated as follows:
(b)
Each Reporting Person may be deemed to have shared voting, disposition and investment power with respect to 1,809,573 shares of Common Stock, including 57,839 shares of Common Stock issuable upon exercise of the Limited Warrant. The Reporting Persons are prevented from exercising the Limited Warrant and from voting shares in excess of 19.9% of the issued outstanding Common Stock until required consent have been obtained from the FCA. Such consent has not been obtained. Accordingly, the shares of Common Stock issuable upon the exercise or conversion of the Limited Warrant, Class C/D Common Stock and the New Warrants are not included in the total shown on the cover pages above, except with respect to the 57,839 shares of Common Stock for which the Limited Warrant is currently exercisable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information under the heading “Nominating Agreement” in Item 6 of this Statement is hereby amended and restated as follows:
Nominating Agreement
On May 10, 2017, the SPV and Affinion Holdings entered into the Nominating Agreement pursuant to which the SPV has the right to nominate one director for election to the Board subject to the SPV holding at least 8% of the issued and outstanding Common Stock and a second director subject to the SPV holding at least 16% of the outstanding Common Stock. Christophe Brown, Managing Director of ICG Strategic Secondaries Advisors LLC, is the SPV’s first nominee under the Nominating Agreement. The SPV will notify Affinion Holdings of its second nominee.
The Nominating Agreement is filed as Exhibit 7.11 to this Statement and the foregoing summary of the Nominating Agreement is qualified in its entirety by reference to Exhibit 7.11.

The information under the heading “Investor Purchase Agreement” in Item 6 of this Statement is hereby amended and supplemented with the following text:
Pursuant to the Investor Purchase Agreement, on May 10, 2017, the SPV acquired $70,133,317 aggregate principal amount of New Notes and New Warrants to acquire up to 849,193 shares of Common Stock at an exercise price equal to $0.01.
Item 6 of this Statement is hereby amended by adding the following text:
Warrant Agreement; New Warrants

In connection with the Exchange Offers and the Investor Purchase Agreement, on May 10, 2017, Affinion Holdings entered into a Warrant Agreement with American Stock Transfer & Trust Company, LLC, as warrant agent (the “Warrant Agreement”), setting forth the terms of the New Warrants. Pursuant to the terms of the Warrant Agreement, the New Warrants are immediately exercisable upon issuance and will terminate on the earlier to occur of (i) November 10, 2022 and (ii) five business days following the consummation of a sale of Affinion Holdings or other similar fundamental transaction. Each New Warrant is exercisable for one share of Common Stock at a price equal to $0.01.

New Warrants are not exercisable if the SPV has not obtained any required consents or waivers from, or failed to file any required notices with, any applicable governmental agency, including the Commissioner of Insurance of the State of North Dakota and the U.K. Financial Conduct Authority. Such consent has not been obtained.

The New Warrants contain customary provisions for the adjustment of the number of shares of Common Stock issuable upon exercise in the event of the occurrence of any organic dilutive (or anti-dilutive) events, including, but not limited to, splits, combinations, stock dividends and similar transactions, as well as in the event of dividends or distributions in respect of Common Stock to the extent that holders of New Warrants are not permitted to participate on an as-exercised basis.

Neither the New Warrants, nor the Common Stock issuable upon the exercise thereof, are registered securities, and therefore are subject to restrictions on transfers under securities laws.

Holders of exercisable New Warrants will be entitled to participate in dividends on an as-exercised basis. Holders will not be entitled to any other rights of holders of Common Stock until, and to the extent, they have validly exercised their New Warrants.

The Warrant Agreement is incorporated by reference as Exhibit 7.12 to this Statement and the foregoing summary of the Warrant Agreement is qualified in its entirety by reference to Exhibit 7.12.

ITEM 7.  Material to Be Filed as Exhibits.
Item 7 is hereby amended and supplemented by adding the following document as an exhibit to this Statement:
Exhibit Number	Description of Exhibit
7.11*	Nominating Agreement, dated as of May 10, 2017, by and between Affinion Group Holdings, Inc. and Metro SPV LLC.
7.12	Warrant Agreement, dated as of May 10, 2017, between Affinion Group Holdings, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.4 to Affinion Group Holdings, Inc.’s current report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2017).
*Filed herewith

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 2017

METRO SPV LLC

By: ICG STRATEGIC SECONDARIES II GP LP,
its Managing Member

By: ICG STRATEGIC SECONDARIES
 ASSOCIATES II LLC, its general partner

By:  /s/ Scott Huff
Name:  Scott Huff
 Title:    Manager

ICG STRATEGIC SECONDARIES II GP LP

By: ICG STRATEGIC SECONDARIES ASSOCIATES II LLC, its general partner

By:  /s/ Scott Huff
Name:  Scott Huff
 Title:    Manager

ICG STRATEGIC SECONDARIES ASSOCIATES
II LLC

By:  /s/ Scott Huff
Name:  Scott Huff
 Title:    Manager

INTERMEDIATE CAPITAL GROUP, INC.

By:  /s/ Christophe Evain
Name:  Christophe Evain
 Title:    Director

ICG FMC LIMITED

By:  /s/ Christophe Evain
Name:  Christophe Evain
 Title:    Director

INTERMEDIATE CAPITAL GROUP PLC

By:  /s/ Christophe Evain
Name:  Christophe Evain
 Title:    Director